SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Covanta Holding Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

22282E102

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn: Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

---------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Peter J. Romeo, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, DC 20004

(202) 637-5805

October 24, 2006

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22282E102
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,662,505
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,662,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,662,505
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

_________________________

1               Calculated based on a total of 147,529,062 shares of Common Stock outstanding as of October 10, 2006, as reported in the Issuer’s proxy statement filed with the SEC on October 13, 2006.

CUSIP No. 22282E102
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,662,505
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,662,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,662,505
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

_________________________

1               Calculated based on a total of 147,529,062 shares of Common Stock outstanding as of October 10, 2006, as reported in the Issuer’s proxy statement filed with the SEC on October 13, 2006.

CUSIP No. 22282E102
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,662,505
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,662,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,662,505
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

_________________________

1               Calculated based on a total of 147,529,062 shares of Common Stock outstanding as of October 10, 2006, as reported in the Issuer’s proxy statement filed with the SEC on October 13, 2006.

CUSIP No. 22282E102
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,662,505
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,662,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,662,505
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

_________________________

1               Calculated based on a total of 147,529,062 shares of Common Stock outstanding as of October 10, 2006, as reported in the Issuer’s proxy statement filed with the SEC on October 13, 2006.

                This Amendment No. 8 amends and supplements the Schedule 13D originally filed on December 12, 2003, as amended, and is being filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP, and DESCO LLC, collectively, the “Reporting Persons”), relating to the common stock, par value $0.10 per share (“Common Stock”), of Covanta Holding Corporation, a Delaware corporation (the “Issuer”).

Unless otherwise defined, capitalized terms used in this Amendment No. 8 shall have the meaning ascribed to them in the original Schedule 13D filed by the Reporting Persons on December 12, 2003 (the “Original Schedule 13D”).

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5 is hereby amended and supplemented with the following text:

(a)

As of the date of this filing, Laminar may be deemed to own 16,662,505 shares of Common Stock of the Issuer (the “Subject Shares”). To the knowledge of the Reporting Persons, there were a total of 147,529,062 shares of Common Stock outstanding as of October 10, 2006. Based upon the foregoing, Laminar may be deemed to own 11.3% of the Issuer.

(b)	Laminar currently has the shared power to vote or to direct the vote of and shared power to dispose or direct the disposition of the Subject Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member also may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Subject Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of and the shared power to dispose or direct the disposition of the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of and the shared power to dispose or direct the disposition of the Subject Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares owned by Laminar, constituting 11.3% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 of the Original Schedule 13D, owns any shares of Common Stock other than the shares owned by Laminar.

(c) Since the filing on October 6, 2006 of Amendment No. 7 to the Reporting Persons' Schedule 13D, the Reporting Persons sold shares of Common Stock in broker transactions on the New York Stock Exchange as follows:

Date	Number of Shares	Price per Share
10/20/06	150,000	$21.72
10/23/06	150,000	$21.75
10/24/06	750,000	$21.75
10/24/06	200,000	$21.70
10/24/06	375,000	$21.75
10/24/06	300,000	$21.75
10/24/06	375,000	$21.85
10/26/06	350,000	$21.75
10/27/06	350,000	$22.30
10/27/06	100,000	$22.83

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Laminar.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2006
D. E. SHAW LAMINAR PORTFOLIOS, L.L.C. By: D. E. SHAW & CO., L.L.C., as Managing Member

By: /s/ Julius Gaudio Name: Julius Gaudio Title: Managing Director

D. E. SHAW & Co., L.P.

By: /s/ Julius Gaudio Name: Julius Gaudio Title: Managing Director

D. E. SHAW & Co., L.L.C.

By: /s/ Julius Gaudio Name: Julius Gaudio Title: Managing Director

DAVID E. SHAW

By: /s/ Julius Gaudio Name: Julius Gaudio Title: Attorney-in-Fact for David E. Shaw*

_____________________

* Power of Attorney previously filed.